# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CBL & ASSOCIATES PROPERTIES, INC., CIK 0000910612
CUSIP: 124830878
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 2030 Hamilton Place Blvd., Suite 500,, Chattanooga, Tennessee (TN), 37421
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001140361-24-048814
Filed by CIK 0001892307

## Reporting persons
- OCM Xb CBL-E Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,517,577; sole dispositive power 0; shared dispositive power 2,517,577; aggregate amount beneficially owned 2,517,577 (8.21% of the class)
  Comment: Calculated based upon 30,682,618 shares of Common Stock outstanding as of November 3, 2025, as reported on the Issuer's Form 10-Q, filed with the SEC on November 7, 2025.
- Oaktree Capital Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,517,577; sole dispositive power 0; shared dispositive power 2,517,577; aggregate amount beneficially owned 2,517,577 (8.21% of the class)
  Comment: Calculated based upon 30,682,618 shares of Common Stock outstanding as of November 3, 2025, as reported on the Issuer's Form 10-Q, filed with the SEC on November 7, 2025.
- Oaktree Capital Group Holdings GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,517,577; sole dispositive power 0; shared dispositive power 2,517,577; aggregate amount beneficially owned 2,517,577 (8.21% of the class)
  Comment: Calculated based upon 30,682,618 shares of Common Stock outstanding as of November 3, 2025, as reported on the Issuer's Form 10-Q, filed with the SEC on November 7, 2025.

## Item 1. Issuer
Name of issuer: CBL & ASSOCIATES PROPERTIES, INC.
Address of issuer's principal executive offices: 2030 Hamilton Place Blvd., Suite 500, Chattanooga, TN 37421

## Item 2. Person Filing
Name of person filing:
This Schedule 13G/A is filed jointly by each of the following persons (collectively, the "Reporting Persons"):

(1) OCM Xb CBL-E Holdings, LLC ("Xb CBL-E"), Delaware limited partnership;
(2) Oaktree Capital Holdings, LLC (f/k/a Atlas OCM Holdings, LLC) ("OCH"), in its capacity as the indirect manager of Xb CBL-E; and
(3) Oaktree Capital Group Holdings, GP LLC ("OCGH"), a Delaware limited liability company, in its capacity as the indirect owner of the class B units of OCH.
Address of principal business office or, if none, residence: The principal business address of each of the Reporting Persons is 333 S. Grand Avenue, 28th Floor, Los Angeles, CA 90071.
Citizenship: See responses to Item 4 on each cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See responses to Item 9 on each cover page.
Percent of class: See responses to Item 11 on each cover page.
Sole power to vote or to direct the vote: See responses to Item 5 on each cover page.
Shared power to vote or to direct the vote: See responses to Item 6 on each cover page.
Sole power to dispose or to direct the disposition: See responses to Item 7 on each cover page.
Shared power to dispose or to direct the disposition: See responses to Item 8 on each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit A Joint Filing Agreement, dated as of January 21, 2026.

## Signatures
- OCM Xb CBL-E Holdings, LLC: /s/ Henry Orren, Henry Orren/ Senior Vice President (01/21/2026)
- Oaktree Capital Holdings, LLC: /s/ Henry Orren, Henry Orren/ Senior Vice President (01/21/2026)
- Oaktree Capital Group Holdings GP, LLC: /s/ Henry Orren, Henry Orren/ Senior Vice President (01/21/2026)